ETF Managers Trust
30 Maple Street, 2nd Floor
Summit, New Jersey 07901

June 3, 2021
VIA EDGAR SUBMISSION
Mr. Ryan Sutcliffe
U.S. Securities and Exchange Commission (the “Commission”)
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	ETF Managers Trust (the “Trust”)
File Nos.: 333-182274 and 811-22310
Post-Effective Amendment No. 135 to the Trust’s Registration Statement on Form N-1A
ETFMG Prime 2x Daily Junior Silver Miners ETF
ETFMG Prime 2x Daily Inverse Junior Silver Miners ETF
ETFMG 2x Daily Travel Tech ETF
ETFMG 2x Daily Video Game Tech ETF
(each, a “Fund” and collectively, the “Funds”)

Dear Mr. Sutcliffe:
This correspondence responds to additional comments that the Trust received on June 1, 2021 from the staff (the “Staff”) of the Commission with respect to Post-Effective Amendment No. 135 (the “Amendment”) to its registration statement on Form N‑1A, which was filed via EDGAR on March 19, 2021 with respect to the Funds, each a series of the Trust.
For your convenience in reviewing the Trust’s responses, your Comments are included in bold typeface immediately followed by the Trust’s responses.
Comment 1.    Please include a footnote to each Fund’s fee table which indicates that “Other Expenses” do not reflect the costs of investing in swap agreements.
Response:    Please see Appendix A for the revised fee tables.
Comment 2.     The Staff notes that references to “under normal circumstances” and “other financial instruments” were removed from the descriptions of the Funds’ principal investment strategies, but remain in the statement of each Fund’s 80% investment policy. Please consider removing.
Response:     Each Fund’s prospectus has been revised to remove references to “other financial instruments” from the statement of the Fund’s 80% investment policy. The Trust notes that the reference to “under normal circumstances” is part of a standard formulation of a fund’s 80% investment policy, including for index-based and leveraged/inverse ETFs (see e.g., Direxion Shares ETF Trust PEA No. 290), and is expressly permitted by the terms of Rule 35d-1. The Trust notes that this formulation is never considered to be inconsistent with a fund that pursues a particular investment strategy, regardless of market conditions, and respectfully believes that the reference to “under normal circumstances” is appropriate for the Funds’ statements of their 80% investment policies.
In addition, the Trust would like to amend its response to Comment 14 in the Correspondence filed on May 26, 2021, relating to the Amendment. The revised disclosure is designed to provide greater specificity with respect to the valuation of the Funds’ derivatives investments for purposes of each Fund’s 80% investment policy. Please find the amended response below.
Comment 14.    Given the use of derivatives as part of the Fund’s principal investment strategies, please disclose that the Funds must value derivatives for purposes of the Names Rule generally on a mark-to-market basis or, in the case of over-the-counter derivatives, at fair value.
Response:    The Statement of Additional Information has been revised with respect to each Fund to add the following disclosure to the “INVESTMENT RESTRICTIONS” section:

For purposes of determining compliance with its 80% investment policy, a Fund may account for a derivative position by reference to either its market value or notional value, depending on the circumstances. Consistent with the purposes of Rule 35d-1 under the 1940 Act, a Fund may use the notional value of a derivative when notional value is the best measure of the economic exposure the derivative provides to investments that are consistent with the Fund’s name.
The Trust believes that the use of notional value rather than mark to market value may be an acceptable way to value certain derivatives for purposes of the Names Rule where a fund’s investment exposure to the underlying asset is equal to the notional value of the derivative. Please see the following examples of disclosure in registration statements for 1940 Act funds with substantially similar disclosure:
•Brighthouse Funds Trust I, PEA No. 97, April 29, 2021
(https://www.sec.gov/ix?doc=/Archives/edgar/data/1126087/000119312521139249/d23745d485bpos.htm)
(p. 95 of SAI)
•Columbia Funds Series Trust I, PEA No. 385, April 26, 2021
https://www.sec.gov/ix?doc=/Archives/edgar/data/773757/000119312521131196/d122909d485bpos.htm)
(p. 18 of SAI)
•Rydex Variable Trust, PEA No. 74, April 30, 2021
(https://www.sec.gov/ix?doc=/Archives/edgar/data/1064046/000119312521144383/d17081d485bpos.htm#xx_c7a77736-ca83-45ac-8986-4d8be309497c_1)
(p. 450 of SAI)
•SSGA Funds, PEA No. 162
https://www.sec.gov/ix?doc=/Archives/edgar/data/826686/000119312520322985/d23698d485bpos.htm)
(p. 2 of the Prospectus for the State Street S&P 500 Index Fund)
•Aberdeen Funds, PEA No. 103
(https://www.sec.gov/ix?doc=/Archives/edgar/data/1413594/000110465920137338/tm2033289-1_485bpos.htm)
(p. 10 of Prospectus)

*	*	*

If you have any questions regarding the foregoing, please contact Kent Barnes of U.S. Bancorp Fund Services, LLC at (414) 550-7433 or kent.barnes@usbank.com.

Sincerely,
/s/ Kent Barnes
Kent Barnes
Vice President
U.S. Bancorp Fund Services, LLC
as Administrator for the Trust

ETFMG Prime 2x Daily Junior Silver Miners ETF
Fees and Expenses
The following table describes the fees and expenses you may pay if you buy, hold, and sell shares of the Fund (“Shares”). This table and the Example below do not include the brokerage commissions and other fees to financial intermediaries that investors may pay on their purchases and sales of Shares.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.95%
Distribution and Service (12b-1) Fees	None
Other Expenses[1,2]	0.00%
Total Annual Fund Operating Expenses	0.95%
1 Based on estimated amounts for the current fiscal year.
2 Other Expenses do not reflect the costs of investing in swap agreements, including any fees paid to the counterparty of the swap agreement. The estimated annual costs of investing in swap agreements for the Fund are [ ]% of the Fund’s average daily net assets. The performance of the Fund is net of all such costs of investing in swap agreements.

ETFMG Prime 2x Daily Inverse Junior Silver Miners ETF
Fees and Expenses
The following table describes the fees and expenses you may pay if you buy, hold, and sell shares of the Fund (“Shares”). This table and the Example below do not include the brokerage commissions and other fees to financial intermediaries that investors may pay on their purchases and sales of Shares.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.95%
Distribution and Service (12b-1) Fees	None
Other Expenses[1,2]	0.00%
Total Annual Fund Operating Expenses	0.95%
1 Based on estimated amounts for the current fiscal year.
2 Other Expenses do not reflect the costs of investing in swap agreements, including any fees paid to the counterparty of the swap agreement. The estimated annual costs of investing in swap agreements for the Fund are [ ]% of the Fund’s average daily net assets. The performance of the Fund is net of all such costs of investing in swap agreements.

ETFMG Prime 2x Daily Travel Tech ETF
Fees and Expenses
The following table describes the fees and expenses you may pay if you buy, hold, and sell shares of the Fund (“Shares”). This table and the Example below do not include the brokerage commissions and other fees to financial intermediaries that investors may pay on their purchases and sales of Shares.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.95%
Distribution and Service (12b-1) Fees	None
Other Expenses[1,2]	0.00%
Total Annual Fund Operating Expenses	0.95%
1 Based on estimated amounts for the current fiscal year.
2 Other Expenses do not reflect the costs of investing in swap agreements, including any fees paid to the counterparty of the swap agreement. The estimated annual costs of investing in swap agreements for the Fund are [ ]% of the Fund’s average daily net assets. The performance of the Fund is net of all such costs of investing in swap agreements.

ETFMG Prime 2x Daily Video Game Tech ETF
Fees and Expenses
The following table describes the fees and expenses you may pay if you buy, hold, and sell shares of the Fund (“Shares”). This table and the Example below do not include the brokerage commissions and other fees to financial intermediaries that investors may pay on their purchases and sales of Shares.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.95%
Distribution and Service (12b-1) Fees	None
Other Expenses[1,2]	0.00%
Total Annual Fund Operating Expenses	0.95%
1 Based on estimated amounts for the current fiscal year.
2 Other Expenses do not reflect the costs of investing in swap agreements, including any fees paid to the counterparty of the swap agreement. The estimated annual costs of investing in swap agreements for the Fund are [ ]% of the Fund’s average daily net assets. The performance of the Fund is net of all such costs of investing in swap agreements.